Exhibit (a)(1)(xxiii)
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Co. Reg. No.: 199503003D)
NEWS RELEASE
SINGAPORE TECHNOLOGIES SEMICONDUCTORS, A WHOLLY-OWNED
SUBSIDIARY OF TEMASEK HOLDINGS, HAS REACHED THE MINIMUM
ACCEPTANCE LEVELS IN ITS CASH OFFER FOR STATS ChipPAC Ltd. AND
IS
EXTENDING ITS CASH OFFER BY ONE DAY
Singapore, April 13, 2007 (4:30 p.m.) — Temasek Holdings (Private) Limited’s (“Temasek”) wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), today announced that it has extended its voluntary conditional cash offer (the “Offer”) for the remaining shares (including shares represented by American Depositary Shares (“ADSs”)) in STATS ChipPAC Ltd. (“STATS ChipPAC,” SGX-ST: STATSChP, Nasdaq: STTS) that STSPL does not already own and for STATS ChipPAC’s outstanding US$115,000,000 Convertible Notes due 2008 and US$150,000,000 2.50% Convertible Subordinated Notes due 2008 (together, the “Convertible Notes”). The new closing date is 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Monday, April 16, 2007, unless the Offer is extended further.1
The Offer Price is S$1.75 in cash for each share and S$17.502 in cash for each ADS. The Offer is conditioned upon, among other matters, STSPL receiving, by the final closing date of the offer, valid acceptances (which have not been withdrawn) of such number of shares and ADSs which, together with all other shares (including shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by or on behalf of STSPL and its concert parties, would result in STSPL and its concert parties holding such number of shares (including shares represented by ADSs) carrying more than 50% of the total outstanding shares (including shares represented by ADSs) of STATS ChipPAC as of the final closing date of the Offer.
If shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the outstanding shares in STATS ChipPAC (other than those owned by STSPL, its related corporations and their nominees as at the commencement of the Offer), STSPL will offer a Higher Offer Price of S$1.88 per share or S$18.803 per ADS to all shareholders who accept the Offer, regardless of when their shares are tendered.

[1]	As a practical matter, acceptances or withdrawals of acceptances of ADSs and Convertible Notes will have to be received by the Tender Agent in New York or London by the close of business on Friday, April 13, 2007 in New York and London, respectively.

[2]	For the purpose of illustration only, S$17.50 for each ADS is equivalent to US$11.46 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

[3]	For the purpose of illustration only, S$18.80 for each ADS is equivalent to US$12.32 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

As at 1:30 p.m. Singapore time, 1:30 a.m. New York City time on April 13, 2007, STATS ChipPAC shareholders had tendered and not withdrawn 509,355,459 shares, including shares represented by 28,874,904 ADSs tendered and not withdrawn under the Offer, representing 25.2% of the outstanding shares and 21.7% of the maximum potential issued share capital of STATS ChipPAC. As of the same date, STSPL and its concert parties4 had not acquired or agreed to acquire since the commencement of the Offer, other than pursuant to valid acceptances of the Offer, any shares, ADSs or Convertible Notes. Including the 712,228,050 shares (including shares represented by ADSs) held by STSPL and the 182,000 shares held by STSPL’s concert parties4 as of the commencement of the Offer, STSPL and its concert parties own, have acquired, or have received valid acceptances of the Offer in respect of, a total of 1,221,765,509 shares (including shares represented by ADSs) representing 60.5% of the outstanding shares and 51.9% of the maximum potential issued share capital of STATS ChipPAC. Also as of April 13, 2007, acceptances have been received and not withdrawn in respect of US$79,777,000 principal amount of Convertible Subordinated Notes due 2008. No acceptances have been received in respect of the Convertible Notes due 2008.
During the extension of the Offer, security holders will continue to be able to withdraw any securities tendered into the Offer. However, if the Offer is declared unconditional in all respects before the new closing date, the right of security holders to withdraw acceptances will terminate immediately and without prior notice to security holders. Consequently, any security holder that wishes to exercise its withdrawal rights must do so before the Offer is declared unconditional in all respects.
Although STSPL and its concert parties own, have acquired or have received valid acceptances of the Offer in respect of a total of 1,221,765,509 shares (including shares represented by ADSs) representing 60.5% of the outstanding shares and 51.9% of the maximum potential issued share capital of STATS ChipPAC, the Offer has not been declared unconditional in all respects and is being extended by one day as withdrawal of acceptances is permitted until 3:30 p.m. Singapore time, 3:30 a.m. New York City time on Friday, April 13, 2007 (or otherwise in accordance with the terms contained in the Offer to Purchase dated March 16, 2007).
The Offer will be declared unconditional in all respects prior to the new closing date of the Offer if and when there have been validly tendered and not withdrawn a number of shares and ADSs which, together with shares (including shares represented by ADSs) owned, controlled or agreed to be acquired before or during the Offer by STSPL or on its behalf or by parties acting or deemed to be acting in concert with STSPL, will result in STSPL (and parties acting or deemed to be acting in concert with STSPL) holding shares (including shares represented by ADSs) representing more than 50% of the maximum potential issued share capital of the Company, and all other conditions to the Offer are satisfied. As at 1:30 p.m. Singapore time on April 13, 2007, 1:30 a.m. New York City time on April 13, 2007, STSPL and its concert parties own, have acquired, or have received valid acceptances of the Offer in respect of, a total of 1,221,765,509 shares (including shares represented by ADSs), representing approximately 51.9% of the maximum potential issued share capital of STATS ChipPAC. If there are no significant withdrawals of acceptances before 3:30 p.m. Singapore time, 3:30 a.m. New York time on April 13, 2007,

[4]	The number of Ordinary Shares owned, acquired or agreed to be acquired by STSPL’s concert parties is to the best knowledge and belief of STSPL.

the Offer will be declared unconditional in all respects as at 3:30 p.m. Singapore time, 3:30 a.m. New York time on April 13, 2007, and an announcement will be made by or on behalf of the Offeror that the Offer has turned unconditional in all respects.
When the Offer is declared unconditional in all respects, a subsequent offering period will immediately commence, during which time the Offer would remain open for acceptances, but no withdrawal rights would apply. The length of the subsequent offering period will be announced when the Offer is declared unconditional in all respects, but will be for a period of least 14 calendar days (or ten business days in the United States, if longer) from Monday, April 16, 2007.
The terms and conditions of the Offer are set out in the Offer to Purchase and other materials filed by STSPL with the Singapore Exchange Securities Trading Limited (the “SGX-ST”) and the Securities and Exchange Commission (“SEC”) on March 16, 2007 and are available on SGX-ST’s website at www.sgx.com and at the SEC’s website at www.sec.gov.
The Independent Committee consisting of the independent directors of STATS ChipPAC has released its recommendation on the Offer. This is contained in the circular to shareholders of STATS ChipPAC dated March 30, 2007 (the “Offeree Circular”) and is available on the websites of the SGX-ST at www.sgx.com and the SEC at www.sec.gov. STATS ChipPAC shareholders are advised to read the Offeree Circular.
Concurrent with the Offer, STSPL has made a proposal to all holders of options granted under certain STATS ChipPAC stock option plans. The options proposal is also being extended to the new closing date. Optionholders who have accepted the options proposal have the same withdrawal rights as other security holders during the extension of the Offer. Similarly, if the Offer is declared unconditional in all respects before the new closing date, the right of optionholders to withdraw acceptances will terminate immediately and without prior notice to optionholders. As of April 12, 2007, acceptances of the options proposal have been received (and have not been withdrawn) in respect of options exercisable for 64,677,298 Ordinary Shares. The options proposal is subject to the Offer for the Ordinary Shares and ADSs being declared unconditional in all respects and is subject to the other terms and conditions set forth in the letter from STSPL to all holders of options dated March 16, 2007, as supplemented by the letter from STSPL to all holders of options dated April 9, 2007, which are available on the website of SGX-ST and the website of the SEC.
For queries from ordinary shareholders, please contact:
Goldman Sachs (Singapore) Pte
Tel: 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas)
For queries from U.S. holders of ADSs and convertible notes, please contact:
MacKenzie Partners, Inc.
Tel: +1 800 322-2885
# # #

About Temasek Holdings (Private) Limited
Incorporated in 1974, Temasek Holdings is an Asia investment firm headquartered in Singapore. Supported by affiliates and offices around Asia, it manages a diversified S$129 billion (about US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies. The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare.
Temasek’s total shareholder return since inception in 1974 has been 18 percent compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively. For further information on Temasek please visit www.temasekholdings.com.sg.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a service provider of semiconductor packaging design, assembly, testing and distribution solutions. STATS ChipPAC is headquartered in Singapore and has manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States.
This press release does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, to all holders of ordinary shares, ADSs and the specified convertible notes of STATS ChipPAC, subject to compliance with applicable laws. Holders of such securities of STATS ChipPAC are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com, on the website of the SEC at www.sec.gov, from The Central Depository (Pte) Limited (“CDP”), 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807, at +65 6535-7511 (for holders of ordinary shares held through CDP), from M&C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, at +65 6227-6660 (for holders of ordinary shares held in scrip form) or from the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, United States of America, at +1 800 322-2885 (for holders of ADSs and Convertible Notes). The options proposal is being made only pursuant to a letter to all holders of options dated March 16, 2007, as supplemented by a letter to all holders of options dated April 9, 2007, which are available on the website of the SGX-ST and the website of the SEC. Questions or requests for assistance may be directed to the financial adviser, Goldman Sachs (Singapore) Pte., at 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas), or to the information agent.
The directors of Singapore Technologies Semiconductors Pte Ltd (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of Singapore Technologies Semiconductors Pte Ltd has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.

For media queries, please contact:
Singapore
Ivan Tan
Weber Shandwick
Tel: +65 6825 8027
Email: itan@webershandwick.com
US
Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
Tel: +1 212 895 8612
Email: jwilkinson@joelefrank.com